Exhibit 10
January 9, 2009

Vector Capital IV, L.P.
456 Montgomery Street
19th Floor
San Francisco, CA 94104
Attn:	Dewey Chambers
David Fishman
COMMITMENT LETTER
$51.0 MILLION SENIOR SECURED CREDIT FACILITY
Dear Gentlemen:
As we, Wells Fargo Foothill, LLC (“WFF”), understand, Vector Capital IV, L.P. (“Sponsor” or “you”) intends (i) to form a subsidiary (“Holdings”) to be wholly-owned by Sponsor, certain of Sponsor’s affiliates and certain co-investors, (ii) to cause Holdings to form a Delaware subsidiary (“Newco” or the “Company”) to be wholly-owned by Holdings, and (iii) to cause the Company to acquire (the “Acquisition”) Aladdin Knowledge Systems Ltd., an Israeli company (“Aladdin”). WFF further understands that Sponsor is desirous of obtaining financing for the Company in order to (a) finance a portion of the consideration payable in connection with the consummation of the Acquisition, (b) refinance certain of Aladdin’s existing indebtedness, (c) finance working capital expenditures and general corporate purposes of the Company and Aladdin, and (d) pay fees and expenses associated with the transactions contemplated hereby (the “Transaction”).
We are pleased to provide you with this commitment letter, and the term sheet attached hereto (the “Term Sheet”), which establish the terms and conditions under which WFF commits to provide to the Company a $51,000,000 senior secured credit facility (the “Facility”), which is to be guaranteed, on terms reasonably acceptable to WFF, by (i) Vector Capital IV, L.P. (such guarantor, the “Sponsor Guarantor”), and (ii) Holdings. The parties acknowledge that the Term Sheet and this commitment letter, collectively, (a) summarize all of the substantive conditions precedent to the Facility, (b) summarize all of the substantive covenants, representations, warranties and events of default, but do not purport to summarize other provisions that will be contained in the definitive legal documentation for the Facility, and (c) contain the entire agreement between the parties with respect to the Transaction and supersede and replace, in their entirety, any and all previous agreements, arrangements, understandings and proposals relating to the Transaction, including without limitation that certain Proposal Letter dated November 18, 2008, addressed to Vector Capital by WFF. The parties agree that such covenants, representations, warranties, and other provisions (to the extent not already addressed in the Term

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Sheet or this commitment letter) will be customary for WFF transactions of this type or otherwise acceptable to Sponsor and WFF.
Expenses and Indemnification
You agree (a) to pay or reimburse all reasonable, out-of-pocket fees, costs, and expenses (including, without limitation, documented reasonable fees and disbursements of counsel, reasonable consultant costs and expenses, filing and recording fees, and costs and expenses associated with due diligence, travel, appraisals, valuations, and audits) (the “Expenses”) incurred by or on behalf of WFF in connection with (i) the preparation, negotiation, execution, and delivery of this commitment letter, the Term Sheet, and any and all documentation for the Facility, and (ii) the enforcement of any of WFF’s rights and remedies under this commitment letter in each case irrespective of whether the Transaction is consummated, and (b) to indemnify, defend, and hold harmless WFF, each of its affiliates, and each of their respective officers, directors, employees, agents, advisors, attorneys, and representatives (each, an “Indemnified Person”) as set forth on Exhibit A hereto.
Fees
You agree to pay or cause the Company to pay to WFF the fees set forth on Annex A to the Term Sheet, in immediately available funds, as and when indicated therein.
Conditions
The commitment of WFF to provide the Facility shall be subject to (a) the negotiation, execution and delivery of definitive loan documentation customary for transactions of this type and consistent with the terms and conditions set forth herein and in the Term Sheet (the “Loan Documents”), in form and substance reasonably satisfactory to WFF, (b) since September 30, 2008, there has not occurred any material adverse change with respect to the financial condition, business, results of operations, assets or liabilities of the Sponsor Guarantor individually, or the Sponsor Guarantor, the Company and Holdings, taken as a whole, (c) if the Closing Date occurs after March 31, 2009: (i) Limited Partners of Sponsor Guarantor with aggregate capital commitments in excess of 15% of all capital commitments to Sponsor Guarantor shall not have been Defaulting Limited Partners (as such term is defined in the Sponsor Guarantor’s partnership agreement as in effect on the date hereof) at any time between the date hereof and the Closing Date; (ii) no Dissolution Event (as such term is defined in the Sponsor Guarantor’s partnership agreement as in effect on the date hereof) shall have occurred between the date hereof and the Closing Date; and (iii) Limited Partners of Sponsor Guarantor with aggregate capital commitments in excess of 25% of all capital commitments to Sponsor Guarantor shall not have transferred their obligations with respect to such capital commitments to Sponsor Guarantor between the date hereof and the Closing Date, provided that no transfer of such obligations by a Limited Partner of Sponsor Guarantor to an existing Limited Partner or an affiliate of an existing Limited Partner of Sponsor Guarantor shall be deemed to be a transfer of such obligations for purposes of this clause (c)(iii); (d) except as disclosed in the Company Disclosure Letter (as that term is defined in the draft of the Agreement and Plan of Merger dated January 7, 2009, which

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was received by WFF and its counsel prior to the date hereof (the “Acquisition Agreement”), relating to the Acquisition), since September 30, 2008, there has not been an event, development or circumstance which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as that term is defined in the Acquisition Agreement), and (e) the conditions precedent set forth in the Term Sheet. Notwithstanding anything in this commitment letter, the Term Sheet or any other letter agreement or other undertaking concerning the Facility to the contrary, (i) the only representations and warranties relating to Aladdin and its subsidiaries and their businesses, the accuracy of which shall be a condition to the availability of the Facility on the closing date shall be (a) such of the representations and warranties made by Aladdin in the Acquisition Agreement, to the extent that you, your affiliates, or the Company have a right not to consummate the transactions contemplated by the Acquisition Agreement or to terminate your, your affiliates’ or its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties, and (b) the Specified Representations (as defined below), and (ii) the terms of the Facility shall contain no condition precedent to the funding of the Facility on the closing date other than (x) those set forth above in this paragraph, and (y) those set forth in Annex B to the Term Sheet, the satisfaction of which shall obligate the Lenders to provide the Facility on the terms set forth in this commitment letter and the Term Sheet (it being understood that, to the extent any of the Collateral (as defined in the Term Sheet) is not provided on the closing date after your use of commercially reasonable efforts to do so (other than the filing of Uniform Commercial Code financing statements and the delivery of stock certificates), the providing of such Collateral shall not constitute a condition precedent to the availability of the Facility on the closing date but shall be required to be provided after the closing date pursuant to arrangements to be mutually agreed upon). For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Loan Documents relating to organization, existence, power and authority, due authorization, execution, delivery, enforceability and non-contravention of the Loan Documents, receipt of governmental approvals in connection with the Facility, use of proceeds, solvency, debt, liens, Federal Reserve Bank margin regulations, the Investment Company Act and, subject to the parenthetical in clause (ii)(y) above, the perfection and priority of the security interests granted in the Collateral as of the closing date.
Confidentiality
(a) You agree that this commitment letter (including the Term Sheet) is for your confidential use only and that neither its existence, nor the terms hereof, will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys, and other advisors, and then only on a “need-to-know” basis in connection with the Transaction contemplated hereby and on a confidential basis. The foregoing notwithstanding, you may (i) provide a copy hereof (including the Term Sheet, but not including Annex A) to Aladdin (so long as it agrees not to disclose this commitment letter other than to its officers, directors, employees, accountants, attorneys, and other advisors, and then only on a “need-to-know” basis in connection with the Transaction contemplated hereby and on a confidential basis), and (ii) following your acceptance of this commitment letter in accordance herewith and your return of an executed counterpart of this commitment letter to us, file or make such other public

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disclosures of the terms and conditions hereof (including the Term Sheet, but not including the Annex A) (a) as you are required by law, in the opinion of your counsel, to make, (b) as may be required by regulatory authorities so long as such authorities are informed of the confidential nature of such information, (c) as may be required by statute, decision, or judicial or administrative order, rule, or regulation, provided that prior to any disclosure under this clause (c), the disclosing party agrees to provide WFF with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to WFF pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation, (d) as may be agreed to in advance in writing by WFF, (e) as requested or required by any governmental authority pursuant to any subpoena or other legal process, provided that prior to any disclosure under this clause (e) the disclosing party agrees to provide WFF with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to WFF pursuant to the terms of the subpoena or other legal process, (f) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Sponsor, Company, Holdings, or their respective affiliates), and (g) in connection with any litigation or other adverse proceeding involving parties to this commitment letter; provided that prior to any disclosure to a party other than WFF, its affiliates and its counsel under this clause (g) with respect to litigation involving a party other than WFF and its affiliates, the disclosing party agrees to provide WFF with prior notice thereof.
(b) WFF agrees that material, non-public information regarding Sponsor, Sponsor Guarantor, Holdings, the Company, Aladdin and their respective subsidiaries, operations, assets, and existing and contemplated business plans shall be treated by WFF in a confidential manner, and shall not be disclosed by WFF to persons who are not parties to this commitment letter, except: (i) to attorneys for and other advisors, accountants, auditors, and consultants to WFF on a “need to know” basis in connection with the Transaction contemplated hereby and on a confidential basis, (ii) to subsidiaries and affiliates of WFF, provided that any such subsidiary or affiliate shall have agreed to receive such information hereunder subject to the terms of this clause (b), (iii) as may be required by regulatory authorities so long as such authorities are informed of the confidential nature of such information, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation, provided that prior to any disclosure under this clause (iv), the disclosing party agrees to provide Sponsor with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Sponsor pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to in advance in writing by Sponsor, (vi) as requested or required by any governmental authority pursuant to any subpoena or other legal process, provided that prior to any disclosure under this clause (vi) the disclosing party agrees to provide Sponsor with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Sponsor pursuant to the terms of the subpoena or other legal process, (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by WFF or its affiliates), (viii) in connection with any proposed assignment or participation of WFF’s interest in the Facility, provided that any such proposed assignee or participant shall have

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agreed in writing to receive such information subject to the terms of this clause (b), and (ix) in connection with any litigation or other adverse proceeding involving parties to this commitment letter; provided that prior to any disclosure to a party other than Sponsor, Sponsor Guarantor, Holdings, the Company, the Lenders (as defined in the Term Sheet), their respective affiliates and their respective counsel under this clause (ix) with respect to litigation involving a party other than Sponsor, Sponsor Guarantor, Holdings, the Company, the Lenders, and their respective affiliates, the disclosing party agrees to provide Sponsor with prior notice thereof.
Exclusivity
Following your acceptance of this commitment letter in accordance herewith and your return of an executed counterpart of this commitment letter to us, through June 30, 2009, Sponsor agrees to work exclusively with WFF to consummate the debt financing for the Transaction and agrees that it will not (a) engage in any discussions with any other lender or funding source regarding a debt financing alternative to the Facility, (b) provide any deposit to any other lender or funding source in connection with a debt financing alternative to the Facility, (c) solicit or accept a proposal or commitment from another lender or funding source in connection with a debt financing alternative to the Facility, or (d) otherwise permit or encourage another person to solicit a debt financing proposal or conduct due diligence in connection with a financing alternative to the Facility. For the avoidance of doubt, WFF and Sponsor agree that nothing in the Term Sheet or this commitment letter shall restrict Sponsor or any of its affiliates from (i) amending or otherwise modifying any credit facilities of SafeNet, Inc., a Delaware corporation and an affiliate of Sponsor (“SafeNet”), and (ii) engaging in discussions with SafeNet’s creditors regarding a potential acquisition by SafeNet or another affiliate of Sponsor, of Holdings, the Company, Aladdin or all or any portion of the assets of Holdings, the Company or Aladdin.
Information
In issuing this commitment letter, WFF is relying on the accuracy of the information furnished to it by or on behalf of Sponsor, Sponsor Guarantor, Holdings, the Company, Aladdin and their respective affiliates, without independent verification thereof. Sponsor acknowledges that it is a further condition precedent to the funding of the Facility that (a) all written information (other than forward looking information and projections of future financial performance) concerning Sponsor, Sponsor Guarantor, Holdings, Company, or, to the best of Sponsor’s knowledge, Aladdin and their respective subsidiaries (the “Information”) that has been, or is hereafter, made available by or on behalf of Sponsor, Sponsor Guarantor, Holdings, Company or Aladdin is, or when delivered shall be, when considered as a whole, complete and correct in all material respects and does not, or shall not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect in light of the circumstances under which such statements have been made, and (b) all projections that have been or are hereafter made available by or on behalf of Sponsor, Sponsor Guarantor, Holdings, Company or, to the best of Sponsor’s knowledge, Aladdin are, or when delivered shall be, prepared in good faith on the basis of information and assumptions that are believed by Sponsor, Sponsor Guarantor, Holdings, Company or Aladdin to be reasonable at the time such projections were prepared; it being

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recognized by WFF that projections of future events are not to be viewed as facts and actual results may vary significantly from projected results.
Governing Law, Etc.
This commitment letter shall be governed by, and construed in accordance with, the law of the State of California. Each of the parties hereto consents to the exclusive jurisdiction and venue of the federal and/or state courts located in Los Angeles, California. This commitment letter (together with the exhibits and annexes hereto and the Term Sheet) sets forth the entire agreement between the parties with respect to the matters addressed herein, supersedes all prior communications, written or oral, with respect hereto, and may not be amended, supplemented, or modified except in a writing signed by the parties hereto. This commitment letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this commitment letter by telecopier or other electronic transmission shall be equally effective as delivery of a manually executed counterpart of this commitment letter. In the event that this commitment letter is terminated or expires, the Expenses and Indemnification, Fees, Confidentiality, Exclusivity, Governing Law, and Waiver of Jury Trial provisions hereof shall survive such termination or expiration. Anything contained herein to the contrary notwithstanding, the obligations of Sponsor under this commitment letter shall terminate at the time of the execution and delivery of the Loan Documents relative to the Facility.
Waiver of Jury Trial
To the maximum extent permitted by applicable law, each party hereto irrevocably waives any and all rights to a trial by jury in any action or proceeding (whether based on contract, tort, or otherwise) arising out of or relating to this commitment letter or the Transaction contemplated hereby or the actions of WFF or any of its affiliates in the negotiation, performance, or enforcement of this commitment letter.
Patriot Act
WFF hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), WFF may be required to obtain, verify and record information that identifies the Loan Parties (as defined in the Term Sheet), which information includes the name, address, tax identification number and other information regarding the Loan Parties that will allow WFF to identify the Loan Parties in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act.

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This commitment letter shall expire, unless otherwise agreed to in writing by WFF, at 5:00 p.m. (California time) on January 14, 2009, unless prior thereto WFF has received a copy of this commitment letter signed by Sponsor. In the event the Loan Documents for the Facility are not executed and delivered by the Company on or prior to June 30, 2009, or if the initial funding under the Facility does not occur on or prior to June 30, 2009, then WFF’s commitment to provide the Facility shall automatically expire on such applicable date. If you elect to deliver your signed counterpart of this commitment letter by telecopier or other electronic transmission, please arrange for the executed original to follow by next-day courier.
[Remainder of Page Left Intentionally Blank]

Vector Capital IV, L.P.
January 9, 2009

Very truly yours, WELLS FARGO FOOTHILL, LLC
By:	/s/ Jason J. Cosso
	Name:	Jason J. Cosso
	Title:	Director

ACCEPTED AND AGREED TO
this 12th day of January, 2009

VECTOR CAPITAL IV, L.P.

By:	/s/ Alexander R. Slusky

	Name:	Alexander R. Slusky
	Title:	Managing Member

CC:	Steven V. Macko, EVP, Managing Director, Wells Fargo Foothill, LLC
Thomas E. Lane, SVP, National Underwriting Manager, Wells Fargo Foothill, LLC
Anna M. Bellinghausen, Vice President, Wells Fargo Foothill, LLC
Yari Wajid, Loan Originations Associate, Wells Fargo Foothill, LLC

Vector Capital IV, L.P.
January 9, 2009

EXHIBIT A
Indemnification Provisions
Capitalized terms used herein shall have the meanings set forth in the commitment letter, dated January 9, 2009 (the “Commitment Letter”), addressed to Vector Capital IV, L.P. (the “Indemnifying Party”), from Wells Fargo Foothill, LLC. (“WFF”).
To the fullest extent permitted by applicable law, the Indemnifying Party agrees that it will indemnify, defend, and hold harmless each of the Indemnified Persons from and against (i) any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, (ii) any and all actions, suits, proceedings and investigations in respect thereof, and (iii) any and all legal or other costs, expenses or disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, proceeding or investigation (whether or not in connection with litigation in which any of the Indemnified Persons is a party) and including, without limitation, any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, resulting from any negligent act or omission of any of the Indemnified Persons), directly or indirectly, caused by, relating to, based upon, arising out of or in connection with (a) the Transaction, (b) the Commitment Letter or the Facility, or (c) any untrue statement or alleged untrue statement of a material fact contained in, or omissions or alleged omissions in, information furnished by the Indemnifying Party, Sponsor Guarantor, Holdings, Aladdin, or the Company, or any of their subsidiaries or affiliates, or any other person in connection with the Transaction or the Commitment Letter, provided, however, such indemnity agreement shall not apply to any portion of any such loss, claim, damage, obligation, penalty, judgment, award, liability, cost, expense or disbursement to the extent it (x) is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of the Indemnified Persons, or (y) arises from the breach by WFF of its obligations under the Commitment Letter.
These Indemnification Provisions shall be in addition to any liability which the Indemnifying Party may have to the Indemnified Persons.
If any action, suit, proceeding or investigation is commenced, as to which any of the Indemnified Persons proposes to demand indemnification, it shall notify the Indemnifying Party with reasonable promptness, provided, however, that any failure by any of the Indemnified Persons to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations hereunder. WFF, on behalf of the Indemnified Persons, shall have the right to retain counsel of its choice to represent the Indemnified Persons, and the Indemnifying Party shall pay the fees, expenses and disbursement of such counsel, and such counsel shall, to the extent consistent with

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its professional responsibilities, cooperate with the Indemnifying Party and any counsel designated by the Indemnifying Party. The Indemnifying Party shall be liable for any settlement of any claim against any of the Indemnified Persons made with its written consent, which consent shall not be unreasonably withheld. Without the prior written consent of WFF, the Indemnifying Party shall not settle or compromise any claim, permit a default or consent to the entry of any judgment in respect thereof.
In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these Indemnification Provisions is made but is found by a judgment of a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provided for indemnification in such case, then the Indemnifying Party, on the one hand, and the Indemnified Persons, on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements to which the Indemnified Persons may be subject in accordance with the relative benefits received by the Indemnifying Party, on the one hand, and the Indemnified Persons, on the other hand, and also the relative fault of the Indemnifying Party, on the one hand, and the Indemnified Persons collectively and in the aggregate, on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements and the relevant equitable considerations shall also be considered. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any other person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, none of the Indemnified Persons shall be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by such Indemnified Person pursuant to the Commitment Letter.
Neither expiration nor termination of WFF’s commitments under the Commitment Letter or funding or repayment of the loans under the Facility shall affect these Indemnification Provisions which shall remain operative and in full force and effect.

Vector Capital IV, L.P.
January 9, 2009

TERM SHEET
This Term Sheet is part of the commitment letter, dated January 9, 2009 (the “Commitment Letter”), addressed to Vector Capital IV, L.P. (“Sponsor”) by Wells Fargo Foothill, LLC (“WFF”) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein and the accompanying Annexes shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

Borrower:	Newco, an entity organized under the laws of Delaware (the “Company”).

Guarantors:	Holdings (the “Guarantor,” and together with the Company, each a “Loan Party,” and collectively, the “Loan Parties”).

Sponsor Guarantor (Unsecured):	Vector Capital IV, L.P (the “Sponsor Guarantor”).

Lenders and Agent:	WFF and such other lenders (the “Lenders”) designated by WFF, subject to the consent of the Company (it being understood that such consent shall not be (i) unreasonably withheld, delayed or conditioned, (ii) required during an event of default or (iii) required in connection with an assignment by WFF to an affiliate of WFF). WFF shall be the sole agent for the Lenders under the Facility (in such capacity, “Agent”).

Facility:	A senior secured credit facility (the “Facility”) in a maximum credit amount (“Maximum Credit Amount”) of $51,000,000. Under the Facility, Lender will provide the Company with a $1,000,000 revolving credit facility (the “Revolver”) and a $50,000,000 term loan facility (the “Term Loan,” and together with the Revolver, the “Loans”).

Revolver:	Advances under the Revolver (“Advances”) will be available up to a maximum aggregate amount outstanding not to exceed $1,000,000 at any one time (the “Maximum Revolver Amount”). The Revolver will be unfunded on the closing date of the Transaction (the “Closing Date”).

Letter of Credit Subfacility:	Under the Revolver, the Company will be entitled to request that Agent issue guarantees of payment (“Letters

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of Credit”) with respect to letters of credit issued by Wells Fargo Bank, N.A. in an aggregate amount not to exceed $500,000 at any one time outstanding. The aggregate amount of outstanding Letters of Credit will be reserved against the Maximum Revolver Amount.

Term Loan:	On the Closing Date, the Lenders will provide the Company the Term Loan in an amount equal to $50,000,000.

The outstanding amount of the Term Loan will be repayable, on a quarterly basis on the last day of each fiscal quarter starting with last day of the second full fiscal quarter after the closing date, by an amount equivalent to 5% per annum (or 1.25% per quarter) of the original principal amount of the Term Loan, and any amount remaining unpaid shall be due and payable in full on the Maturity Date.

Optional Prepayment:	The Advances may be prepaid in whole or in part from time to time without penalty or premium (unless in connection with the prepayment in full of the Facility). The Term Loan may be prepaid in whole or in part from time to time, upon 10 business days prior written notice and in minimum amounts (to be mutually agreed upon), in the Company’s sole discretion.

All such optional prepayments of the Term Loan shall be applied to the installments due in respect thereof in the inverse order of their maturity and together with the Prepayment Premium, if any, set forth on Annex A hereto. The Facility may be prepaid and the commitments terminated in whole at any time upon 10 business days prior written notice so long as the Company pays to Agent the Prepayment Premium, if any, set forth on Annex A hereto.

Mandatory Prepayments:	The Loans shall be required to be prepaid as follows:
(i)	in a minimum amount equal to 50% of the Company’s and its subsidiaries consolidated excess cash flow for each fiscal year of the Company beginning with the fiscal year ending December 31, 2009, provided that for the fiscal year ending December 31, 2009,

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excess cash flow shall be determined only on the basis of the period going forward from the Closing Date (without regard to any items included in the definition of “excess cash flow” that accrued prior to the Closing Date). The definition of “excess cash flow” is to be defined in a manner mutually acceptable to the Company and Agent, but it will be based on EBITDA, plus or minus, as applicable, changes in working capital, and minus (without duplication): (a) interest expense, principal payments (including any mandatory prepayment paid by the Company under clause (vi) below), loan servicing fees, taxes, and net capital expenditures, (b) severance, retention bonuses and other expenses related to the Transaction not to exceed $20,000,000 in the aggregate, and (c) the aggregate amount of all other cash items to the extent added back to the definition of EBITDA,

(ii)	in an amount equal to 100% of the net cash proceeds of asset sales (subject to exceptions to the extent mutually agreed upon), subject to reinvestment provisions to be mutually agreed upon,

(iii)	in an amount equal to 100% of the net cash proceeds of any debt issued by the Company or its subsidiaries (subject to exceptions to the extent mutually agreed upon),

(iv)	in an amount equal to 100% of the net cash proceeds of any equity issuance by the Company or its subsidiaries (subject to exceptions to the extent mutually agreed upon),

(v)	in an amount equal to 100% of the net cash proceeds of casualty insurance and condemnation receipts (subject to exceptions and reinvestment rights to be mutually agreed upon) and other extraordinary receipts received by the Company or its subsidiaries, and

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(vi)	in an amount equal to the Leverage Prepayment Amount if the Closing Date occurs on or after April 1, 2009 (such prepayment to be due and payable within 90 days of the Closing Date).

The “Leverage Prepayment Amount” shall be calculated on the Closing Date and shall equal an amount sufficient to cause the leverage ratio of the Company and its subsidiaries, on a consolidated basis, as of the Closing Date (after giving effect to the initial use of proceeds (including the payment of all fees and expenses (relating to the Transaction or otherwise)), to be equal to or less than 3.50:1.00. The definition of “leverage ratio” is to be agreed upon by the parties, but will be based on the ratio of (a) the total amount of obligations outstanding under the Facility to (b) EBITDA of Aladdin and its subsidiaries. If the Closing Date occurs: (i) on or after April 1, 2009, but before May 16, 2009, such leverage ratio shall be calculated using EBITDA of Aladdin and its subsidiaries for the trailing twelve month period ending December 31, 2008; and (ii) on or after May 16, 2009, such leverage ratio shall be calculated using EBITDA of Aladdin and its subsidiaries for the trailing twelve month period ending March 31, 2009. EBITDA will be defined as set forth in the “Financial Covenants” section of this Term Sheet.

All mandatory prepayments shall be applied (a) first, to the outstanding principal balance of the Term Loan, (b) second, to the outstanding principal balance of the Advances (with a commensurate reduction in the Revolver commitments), and (c) third, to cash collateralize any outstanding letters of credit (with a commensurate reduction in the Revolver commitments). All mandatory prepayments of the Term Loan shall be applied to the installments due in respect of the Term Loan in the inverse order of their maturity and shall, except for payment of any applicable Prepayment Premium provided for in Annex A, be payable without premium or penalty.

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January 9, 2009

Use of Proceeds:	To (a) finance a portion of the consideration payable in connection with the consummation of the Acquisition, (b) finance working capital, capital expenditures, and general corporate purposes of the Company and Aladdin, (c) refinance certain of Aladdin’s existing indebtedness, and (d) pay fees and expenses associated with the Transaction.

Fees and Interest Rates:	As set forth on Annex A.

Term:	2 years from the closing date (“Maturity Date”).

Collateral:	A first priority perfected security interest in substantially all of the Loan Parties’ now owned and hereafter acquired property and assets and all proceeds and products thereof, subject to permitted liens (to be mutually agreeable to Agent and the Company); provided that only 65% of the stock (or other ownership interests) of foreign subsidiaries will be required to be pledged, and no foreign pledges or other foreign legal work shall be required in connection therewith.

Representations and Warranties:	The credit agreement governing the Facility will include such representations and warranties (certain of which will be subject to materiality thresholds, baskets and customary exceptions and qualifications to be mutually agreed upon) with respect to the Loan Parties and their subsidiaries as are usual and customary for Agent’s financings of this type, including representations and warranties regarding the following: due organization and qualification; subsidiaries; due authorization; no conflict; governmental consents; binding obligations; perfected liens; title to assets; no encumbrances; jurisdiction of organization; location of chief executive office; organizational identification number; commercial tort claims; litigation; compliance with laws; no material adverse change; fraudulent transfer; employee benefits; environmental condition; intellectual property; leases; deposit accounts and securities accounts; complete disclosure; material contracts; Patriot Act and OFAC; indebtedness; payment of taxes; margin stock; governmental regulation; and acquisition documents.

Affirmative Covenants:	The credit agreement governing the Facility will include such affirmative covenants (certain of which will be

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January 9, 2009

subject to materiality thresholds, baskets and customary exceptions and qualifications to be mutually agreed upon) applicable to the Loan Parties and their subsidiaries as are usual and customary for Agent’s financings of this type, including covenants regarding: quarterly financial statements and annual audited financial statements and projections for the Company and its subsidiaries; quarterly financial statements and annually audited statements for Sponsor Guarantor; reports, and certificates; collateral reporting; existence; maintenance of properties; taxes; insurance; inspection; compliance with laws; environmental; disclosure updates; formation of subsidiaries; further assurances; lender meetings; material contracts; and employee benefits.

Negative Covenants:	The credit agreement governing the Facility will include such negative covenants (certain of which will be subject to materiality thresholds, baskets and customary exceptions and qualifications to be mutually agreed upon) applicable to the Loan Parties and their subsidiaries as are usual and customary for Agent’s financings of this type, including covenants regarding: limitations on: indebtedness; liens; fundamental changes; disposal of assets (provided, however, that the Company shall be expressly permitted to sell Aladdin’s eToken, SafeWord and eSafe businesses so long as the proceeds are submitted to Agent for application to the outstanding Loans, and the Company shall be permitted to dispose of Aladdin to SafeNet without being required to immediately repay the Loans so long as the Company, Holdings, or other secured guarantor of the Facility wholly owned by Holdings, retains accounts receivable with a net book value equal to or in excess of 120% of the amount of Loans and all other outstanding obligations under the Facility after giving effect to such disposition of Aladdin to SafeNet; provided, however, that within 120 days of such disposition of Aladdin to SafeNet, all Loans and other outstanding obligations under the Facility must be paid in full and the Facility must be terminated); change of name; nature of business; prepayments and amendments; change of control; distributions; accounting methods; investments; transactions with affiliates (provided, however, that

Vector Capital IV, L.P.
January 9, 2009

transactions by and among the Company and its subsidiaries and SafeNet, Inc. and its subsidiaries shall be expressly permitted so long as both before and after giving effect to any such transaction, Limited Partners of Sponsor Guarantor with aggregate capital commitments in excess of 25% of all capital commitments to Sponsor Guarantor shall not be Defaulting Limited Partners (as such term is defined in the Sponsor Guarantor’s partnership agreement as in effect on the date hereof)); use of proceeds; and consignments.

Financial Covenants:	The Company and its subsidiaries, on a consolidated basis, would be required to maintain a minimum fixed charge coverage ratio of 1.0:1.0. The definition of “fixed charge coverage ratio” is to be as agreed upon by the parties, but will be based on the ratio of (a) EBITDA minus capital expenditures to (b) the sum of interest expense, taxes and scheduled amortization. The definition of “EBITDA” is to be as agreed upon by the parties, but without limitation will provide for an add back of: (1) severance, retention bonuses and other expenses related to the Transaction; (2) public company cost savings of approximately $1,500,000; (3) non-cash stock based compensation; and (4) the amount by which deferred revenue of SafeWord was adjusted downward to fair value in connection with the acquisition of SafeWord by Aladdin. In addition, to the extent the financial results of Athena are consolidated with the financial results of the Company and its subsidiaries, EBITDA shall be calculated without giving effect to the financial results of Athena so long as Aladdin does not own, directly or indirectly, 50% or more of the stock of Athena.

WFF agrees that EBITDA for Aladdin and its subsidiaries, on a consolidated basis, was: (A) $21,940,000 for the four fiscal quarter period ending September 30, 2008; (B) $5,706,000 for the fiscal quarter ending March 31, 2008; (C) $3,049,000 for the fiscal quarter ending June 30, 2008; and (D) $5,690,000 for the fiscal quarter ending September 30, 2008.

Events of Default:	The credit agreement governing the Facility will include such events of default (certain of which will be subject to materiality thresholds, exceptions and grace periods to be

Vector Capital IV, L.P.
January 9, 2009

mutually agreed upon) applicable to the Loan Parties, their subsidiaries and Sponsor Guarantor as are usual and customary for Agent’s financings of this type, including events of default regarding: non-payment of obligations; non-performance of covenants and obligations; material judgments; bankruptcy or insolvency; any restrainment against the conduct of all or a material portion of business affairs; default on other material debt (including hedging agreements); breach of any representation or warranty; limitation or termination of any guarantee with respect to the Facility; impairment of security; employee benefits; and actual or asserted invalidity or unenforceability of any Facility documentation or liens securing obligations under the Facility documentation.

Conditions Precedent to Closing:	Limited to those conditions set forth in the Commitment Letter and those conditions set forth on Annex B.

Assignments:	Each Lender shall be permitted to assign its rights and obligations under the Loan Documents, or any part thereof, to any person or entity with the consent of Agent and the Company (such consent not to be unreasonably withheld or conditioned); provided that no consent by the Company shall be required for assignments (a) to another Lender, an affiliate of a Lender or an approved fund under common control with a Lender or (b) after the occurrence and during the continuance of an event of default. Subject to customary voting limitations, each Lender shall be permitted to sell participations in such rights and obligations, or any part thereof to any person or entity without the consent of the Company.

Governing Law and Forum:	State of California

Counsel to Agent:	Mayer Brown LLP

Annex A
Interest Rates and Fees
[Redacted]

Vector Capital IV, L.P.
January 9, 2009

Annex B
     The availability of the Facility is subject to the satisfaction of each of the following conditions precedent:
     (a) Delivery of Loan Documents customary for transactions of this type duly executed by the Loan Parties and Sponsor Guarantor (or applicable third parties as the case may be) including a credit agreement, security agreements, control agreements, mortgages, pledge agreements, intercreditor agreements and subordination agreements, and receipt of other documentation customary for transactions of this type including legal opinions, officers’ certificates, instruments reasonably necessary to perfect Agent’s first priority security interest in the Collateral, and certificates of insurance policies and/or endorsements naming Agent as additional insured or loss payee, as the case may be, all in form and substance reasonably satisfactory to Agent;
     (b) Receipt of (i) evidence of corporate authority and certificates of status with respect to each Loan Party and Sponsor Guarantor issued by the jurisdictions of organization of each Loan Party and Sponsor Guarantor, and (ii) certified copies of each Loan Party’s and Sponsor Guarantor’s governing documents and material agreements, all in form and substance reasonably satisfactory to Agent (Agent acknowledges that all governing documents of the Loan Parties provided to Agent prior to the date hereof are in form and substance satisfactory to Agent);
     (c) Completion of (i) Patriot Act searches and OFAC/PEP searches for the Loan Parties (other than Jasmine Holdco LLC, a Delaware limited liability company, and Magic Lamp Corp., a Delaware corporation), and (ii) of OFAC/PEP searches and customary individual background searches for the Loan Parties’ senior management and key principals (other than the senior management and key principals of Jasmine Holdco LLC, a Delaware limited liability company, and Magic Lamp Corp., a Delaware corporation, disclosed to Agent by Sponsor Guarantor prior to the date hereof), the results of which are reasonably satisfactory to Agent;
     (d) Execution of a guaranty by Sponsor Guarantor, in a form and substance reasonably satisfactory to Lender, which shall be an absolute, irrevocable and unconditional guaranty of the obligation of the Company under the Facility. The guaranty will require, among other things, that Sponsor Guarantor maintain uncalled capital commitments in an amount equal to 200% of the Facility (i.e., a minimum of $102,000,000) and other funded debt or guarantees of Sponsor Guarantor. The guaranty will also include other customary covenants, representations and warranties as reasonably determined by Agent in consultation with Sponsor and Sponsor Guarantor;
     (e) Minimum availability under the Facility plus qualified cash of the Loan Parties (but minus $6,000,000 of severance, retention bonuses and transaction expenses which are anticipated to be paid after the Closing Date) at closing, after giving effect to the initial use of proceeds (including the payment of all fees and expenses (relating to the Transaction or otherwise)), of not less than $5,000,000, and there shall have been contributed to the equity of

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the Company at least $100,000,000 in cash from Sponsor and/or its affiliates on terms and conditions reasonably satisfactory to Agent;
     (f) Receipt of all governmental and third party approvals (including shareholder approvals, Hart-Scott-Rodino clearance (if applicable) and other consents) necessary or, in the reasonable opinion of Agent, advisable in connection with the Transaction, which shall all be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Transaction, except as could not reasonably be expected to have a material adverse effect on: (i) the Loan Parties and their subsidiaries, taken as a whole; or (ii) Sponsor Guarantor;
     (g) Receipt by Agent of evidence, in form and substance reasonably satisfactory to Agent, that Sponsor, Sponsor Guarantor, and the Loan Parties have complied with all domestic and foreign laws in connection with the Transaction, except as could not reasonably be expected to have a material adverse effect on: (i) the Loan Parties and their subsidiaries, taken as a whole; or (ii) Sponsor Guarantor;
     (h) Receipt of a letter, in form and substance reasonably satisfactory to Agent, from Bank Hapoalim (“Existing Lender”) to Agent respecting the amount necessary to repay in full all of the obligations of Aladdin and its subsidiaries owing to Existing Lender and releasing all of the liens existing in favor of Existing Lender in and to the assets of Aladdin and its subsidiaries;
     (i) The following transactions shall have occurred prior to or concurrently with the initial extension of credit under the Facility:
          (i) Agent shall have confirmed in writing that the definitive agreement relating to the Acquisition (including schedules thereto) and all other all documentation associated with the Acquisition (collectively, the “Acquisition Documentation”) are in form and substance reasonably satisfactory to Agent, and are substantially in the form of such documentation delivered to Agent prior to execution and delivery of the Commitment Letter or subject to subsequent amendments or modifications thereto that are not materially adverse to the Lenders or the Loan Parties (Agent acknowledges that the Acquisition Documentation provided to Agent prior to the date hereof is in form and substance satisfactory to Agent); and
          (ii) the Acquisition shall be completed on the Closing Date in accordance with the terms and conditions of the Acquisition Documentation, and no such terms or conditions (other than any immaterial terms or conditions) shall have been waived other than with the consent of the Agent.